Exhibit 99.1

Bit Origin Ltd Announces Monthly Production and Operation Update for October 2022

New York, November 28, 2022 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today provided its monthly production and operation update for October 2022.

“The operation result of October 2022 slightly fell from previous month due to the strategic shutdowns of some of our underperforming miners with relatively lower efficiency. We are expecting a productivity recovery in the upcoming months once we see a rebound of Bitcoin price. We believe our capacity expansion strategy aligns with our long-term development plan. We continue adjusting our short-term strategy to optimize our operating efficiency according to the market changes.” said Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company.

•	Operation Update

Bit Origin started bitcoin mining in mining sites in Georgia and Indiana in May and June 2022, respectively. As of October 31, 2022, the total mining hash rate remains at 308 PH/s with 3,190 miners installed.

•	Bitcoin Production and Revenue

The Company mined 24.30 Bitcoins and achieved a revenue of US$477,637 in October 2022, representing a decrease of 8% and 9%, respectively, compared to the previous month.

•	Mining Sites Development

As of October 31, 2022, the Company has ongoing operations in two mining sites and expects to initiate operation in December in one mining site under development. The Company is also exploring other development or acquisition opportunities for mining sites around the globe, with a primary focus on the U.S.

Site One – Macon, GA, 9.49 Megawatts (“MW”)

The Company is currently operating the Georgia site on a hosting basis with a mining capacity of 6.1 MW. On May 25, 2022, the Company announced that it entered into a Letter of Intent to acquire 30.62% of the Georgia site, representing 9.49 MW capacity. As the transaction proceeds, the Company will publicly disclose required information through press releases or SEC filings, as appropriate.

Site Two – Marion, IN, 5.3 Megawatts (“MW”)

On June 8 and July 11, 2022, the Company announced that it entered two hosting service agreements to increase mining capacity by 3 MW and 2.3 MW, respectively. The deployment of 1,700 miners at this site has been completed.

Site Three – Agreements with a Private Cryptocurrency Mining Investment Fund

On June 15, 2022, the Company announced that it entered into a set of definitive agreements (the "Agreements") with a private cryptocurrency mining investment fund (the "Fund"). The Fund is investing in a mining site (the “Project”) in the U.S. with a capacity of up to 75 MW. According to the Company’s press release disclosed on June 15, 2022, the Project has commenced and is expected to be energized in stages from December 2022.

The Company expects to deploy approximately 15,000 miners to the Project upon completion in phases.

•	Miner Procurement and Deployment Schedule

As of October 31, 2022, the total miners delivered and deployed by the Company were 4,250 and 3,190 respectively.

Based on the current mining site development, the Company expects to deploy the remaining 1,060 miners in the fourth quarter of 2022. Once all 4,250 purchased miners are deployed, the total hash rate is expected to reach 403 Ph/s.

Additionally, the Company is monitoring the market conditions and negotiating with miner manufacturers and traders for additional miner procurement opportunities to expand its capacity.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

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